

September 11, 2012

Via E-mail
George I. Lazenby, IV
Chief Executive Officer
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

>   **Re: Emdeon Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 29, 2012**
>   **File No. 333-182786**

Dear Mr. Lazenby:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

1. We note your response to prior comment 8 and intent to satisfy the guidance in our Financial Reporting Manual by providing a presentation and discussion by segment. However, while infrequent or unusual items like transaction costs are allocated to segments in the Note 20 on page F-41 those costs are not presented as segment expenses in the table within MD&A on page 73, but instead are included as corporate expense. For clarity, please rename the SMG&A subtotal and corporate expense line item to more accurately describe the costs that are excluded and included, and provide a footnote to explain what is included and excluded similar to the reconciliation you provided in response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer at (202) 551-3272 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Denise Ceule
        Emdeon Inc.

        Scott Bell
        Bass, Berry & Sims PLC